Exhibit 23.1

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement of Windtree Therapeutics, Inc. on Form S-1 (No. 333-2269775) to be filed on or about April 6, 2023 of our report dated March 31, 2023, on our audit of the financial statements as of December 31, 2022 and for the year then ended, which report was included in the Annual Report on Form 10-K filed March 31, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

April 6, 2023